 **Amjad Masad**
@amasad



Many of you asked if you can invest in Replit. Today we're announcing our Community Round.

But first, here is why we're doing it:

1:54 PM · Apr 2, 2022 · Twitter Web App

83 Retweets   **51** Quote Tweets   **1,267** Likes

         

 **Amjad Masad**  @amasad · Apr 2
Replying to @amasad
Replit has a one-of-a-kind community that you won't find anywhere else.

From the hackers writing their first line of code

To teachers educating the next generation of coders

To the young people making their first dollars online

We wouldn't be here without you

 3    1   ♡ 96

 **Amjad Masad**  @amasad · Apr 2
Our mission is fundamentally about creating opportunities unhindered by class or geography.

We believe that programming is a superpower that has been largely limited to a few.

But it does not have to be that way.

Everyone should have the opportunity to create.

 3    3   ♡ 74

 **Amjad Masad** :: @amasad · Apr 2   •••

You have pointed out that it doesn't make sense to hold those beliefs while restricting investment to an elite few. We agree.

Before you invest though, you have to understand where we are today and where we're headed.

>  **IT** @ishaan_____ · Mar 3
>
> @amasad if Replit is on a mission to provide universal basic computing, wouldn't a natural corollary be to also let your users invest a small amount in your company? Why restrict external capital to VC only?

 3    5    53

 **Amjad Masad** :: @amasad · Apr 2   •••

In the limit, we think Replit is the most extensible OS for software creators. Replit will be the main platform for going from learning to write your first line of code to make your first dollar online.

The distance between having an idea and making it a reality will approach 0

 2    2    60

 **Amjad Masad** :: @amasad · Apr 2   •••

The Community (so far):

10M+ coders from 200+ countries
80% of coders are based outside the US
20M+ created and hosted websites and apps
10B+ monthly visits across those websites and apps

 1    6    89

 **Amjad Masad** ⠿ @amasad · Apr 2

To achieve our mission, we will invest primarily in 3 areas:

- Build the world's most ubiquitous programming environment

- Inspire creativity and generate value for creators through community

- Design simple, yet scalable, primitives for the next generation of creators

 1    1    64

 **Amjad Masad** ⠿ @amasad · Apr 2

We're only getting started. We believe that to achieve the mission we have to crack many never-been-solved problems.

I've dedicated my career to this, and we have one of the most talented teams in the world driven to bring you the best possible platform.

>  **Amjad Masad** ⠿ @amasad · Mar 23
>
> I super appreciate all the excitement around Replit but want to remind everyone that it's still so early and risks abound.
>
> Especially important to know if you want to join us: Don't expect to be latching on to a "rocket ship" -- we have to invent the near-impossible to make it.
>
> Show this thread

 1    2    46

 **Amjad Masad** ⠿ @amasad · Apr 2

So as long as you understand the risk involved, and have money you can afford to lose, head over to wefunder.com/replit to register your contribution!

We'll honor your investment and will do our absolute best to grow your investment. We super appreciate you!.



 17    23    236

 **Amjad Masad** ⠿ @amasad · Apr 2

See here for important legal disclosures: bit.ly/wefunder-discl...

 **Avo Mencherian** @Avomania · Apr 2 ...
Replying to @amasad
Hey Amjad very interesting initiative for the community. Can you share with us your short term and long term plans for @Replit and what multiple should an investor expect or at least you are expecting as an exit with this current valuation?

 1   ⟲    ♡ 1   ⬆

 **Amjad Masad** ⠿ @amasad · Apr 2 ...
I talked about this in the keynote at #ReplCon earlier this morning. YouTube of the talk should be out very soon. Re multiples, I'm not entirely sure, but I can tell you that we're trying to go all the way and go for the really big outcome.

💬 1   ⟲ 2    ♡ 14   ⬆

Show replies

 **celeritas.eth** @techprimitives · Apr 3 ...
Replying to @amasad
Who is your biggest and potential competitor? @Replit

 1    ⟲    ♡   ⬆

 **Amjad Masad** ⠿ @amasad · Apr 3 ...
Microsoft

 1    ⟲    ♡   ⬆

Show replies